EXHIBIT 11(a)(54)
                                                        -----------------

   NISOURCE EXTENDS TENDER OFFER FOR COLUMBIA ENERGY UNTIL FEBRUARY 11,
   2000

   MERRILLVILLE, Ind., December 13, 1999 -- NiSource Inc. [NYSE: NI] today announced that it has extended its tender offer for all of the outstanding common stock of Columbia Energy Group [NYSE: CG] until Midnight EST on Friday, February 11, 2000.

   NiSource noted that as of the close of business on Friday, December 10, 1999, Columbia Energy Group shareholders have tendered 49,645,081 shares pursuant to NiSource's tender offer. This represents approximately 61% of Columbia's common shares outstanding.

   NiSource Inc. is a holding company with a market capitalization of approximately $2.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company's offer for Columbia may be found on the Internet at www.yes2nisource.com and about the company at www.nisource.com.

   This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its February 11, 2000 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

   INVESTOR CONTACT:                            MEDIA CONTACT:
   NiSource Inc.                                NiSource Inc.
   Dennis Senchak                               Maria Hibbs
   (219) 647-6085                               (219) 647-6201
                       Abernathy MacGregor Frank
                       Joele Frank/Dan Katcher
                       (212) 371-5999